

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 9, 2017

Via E-mail
Bernard J. Birkett
Chief Financial Officer
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, Utah 84095

> **Re: Merit Medical Systems, Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2016
> Filed March 1, 2016
> File No. 000-18592**

Dear Mr. Birkett:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Martin James
>
> Martin James
> Senior Assistant Chief Accountant
> Office of Electronics and Machinery